ITEM 77E

On October 24, 2003 Registrant commenced litigation in the United States District Court for the Eastern District of Pennsylvania to obtain a court order
(1) compelling its prior service provider to release records as required by its contract, which contract contained provisions to do so as prescribed by Rule 31a-3 under the Investment Company Act of 1940, and (2) resolving the service provider's demand that Registrant pay a fee for release of the records. Memorial Funds v. InCap Group, Inc. d/b/a InCap Service Co. (E.D. Pa. Case No. 03-5894). On October 27, 2003 the Court entered and order directing the service provider to surrender the records with in two days of Registrant posting a bond sufficient to cover the fee demand. Registrant's records have been delivered to the current service provider. The fee issue has not been addressed by the Court.